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Exhibit (a)(9)

[BEI Technologies, Inc. Letterhead]

September 21, 2005

Dear Restricted Stock Holder:

        As you know, BEI Technologies, Inc. (the "Company") has entered into an Agreement and Plan of Merger, dated as of July 21, 2005 (the "Merger Agreement") with Schneider Electric, SA ("Schneider") and Beacon Purchaser Corporation, an indirect wholly-owned subsidiary of Schneider ("Acquisition Sub"). Pursuant to the Merger Agreement, Acquisition Sub has commenced a tender offer (the "Offer") for all of the issued and outstanding shares of the Company's common stock at a price of $35 per share in cash. Following the acquisition by Acquisition Sub of the Company's common stock tendered pursuant to the Offer, Acquisition Sub will be merged with and into the Company (the "Merger"), with the Company surviving the Merger as an indirect wholly-owned subsidiary of Schneider. In connection with the Merger, all remaining shares of the Company's common stock will be converted into the right to receive $35 per share in cash, which will be paid to holders of those shares shortly after the close of the Offer.

        You are the holder of one or more grants of restricted stock (the "Restricted Stock") under the Company's 1997 Equity Incentive Plan. Upon completion of the Offer, all of your unvested shares of Restricted Stock will become fully vested. These shares will be exchanged in the Merger for $35 per share in cash.

        When your shares of Restricted Stock vest, you will recognize ordinary income for U.S. federal and state purposes and must satisfy the Company's withholding obligations with respect to that income through either one of the following alternatives: (1) direct the Company or its agent to withhold cash otherwise payable to you for your shares of Restricted Stock in the Merger, or (2) make a cash or check payment to the Company and receive cash for all of your shares of Restricted Stock. You will not receive any consideration for your shares of Restricted Stock in the Merger unless you have made arrangements to satisfy the Company's withholding obligations. Depending on applicable withholding rates, the amount of withholding taxes may be as much as 35% of the aggregate value of the shares of Restricted Stock. Please make your election by filling out and returning the enclosed form to Claudia Romero at the Company.

        If you have any questions regarding your Restricted Stock, please contact Curt Meyer in Sylmar or Bill Rhodes in San Francisco.

Very truly yours,
/s/ JOHN LABOSKEY
John LaBoskey

Disclaimer

        Circular 230 Disclaimer. The following disclaimer is provided in accordance with the Internal Revenue Service's Circular 230 (21 C.F.R. Part 10). The information in this letter is not intended or written to be used, and it cannot be used, by you for the purpose of avoiding any penalties that may be imposed on you. This information was written to support the promotion or marketing of participation in the Company's equity incentive plans. You should seek advice based on your particular circumstances from an independent tax advisor.

RESTRICTED STOCK ELECTION FORM

        The acquisition of the Company by Schneider pursuant to the Merger Agreement necessitates that you and other holders of restricted stock decide whether applicable federal and state income and employment withholding taxes arising as a result of the vesting of your shares of Restricted Stock be satisfied by either (1) permitting the Company or its agent to direct a portion of the cash otherwise payable to you for your shares of Restricted Stock to the Company, or (2) making a cash or check payment to the Company to satisfy those withholding obligations.

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  Alternative One—Withhold Cash Otherwise Payable to Me for My Shares of Restricted Stock. I hereby elect Alternative #1 to permit the Company or its agent to direct a portion of the cash otherwise payable to me for my shares of Restricted Stock in the Merger to the Company to satisfy the Company's obligation to collect applicable federal and state income and employment withholding taxes as a result of the vesting of my shares of Restricted Stock.

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  Alternative Two—Pay Check to the Company. I hereby elect Alternative #2 and have enclosed a cash or check payment in the amount necessary to satisfy the Company's federal and state income and employment withholding tax obligations as a result of the vesting of my shares of Restricted Stock.

        Please indicate your election as to how you will satisfy the Company's withholding obligations and return it in person to the Company or by fax to the attention of Claudia Romero at fax number (818) 364-7288 NO LATER THAN SEPTEMBER 23, 2005. You will not receive any cash for your shares of Restricted Stock in the Merger unless you have made arrangements to satisfy the Company's withholding obligations. Your election, once made, cannot be changed.

Restricted Stock Holder Signature	Date

Name (Please Print or Type Name)

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RESTRICTED STOCK ELECTION FORM